To All Applicable Exchanges and Securities Administrators Subject: Cybin Inc (the "Issuer") Amended Notice of Meeting and Record Date Dear Sir/Madam: Annual Special Meeting October 12, 2023 August 30, 2023 August 30, 2023 August 30, 2023 Common Shares CA23256X1006 No Yes No No Yours truly, Odyssey Trust Company as agent for Cybin Inc August 28, 2023 Notice and Access for Beneficial Holders: Issuer sending proxy materials directly to NOBOs: Issuer paying for delivery to OBOs: Notice and Access for Registered Holders: We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders: Filed via SEDAR Meeting Type: Meeting Date: Record Date for Notice of Meeting: Record Date for Voting (if applicable): In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer. Beneficial Ownership Determination Date: Class of Securities Entitled to Vote: ISIN: